Exhibit 17.1

BRIAN A. WASSERMAN

14 Wilshire Drive

Syosset, New York 11791

                                June 9, 2005

Newtek Business Services, Inc.

100 Quentin Roosevelt Blvd.

Garden City, New York

Attn: Barry Sloane, Chairman & CEO

Gentlemen:

Please be advised that for “Good Reason” (as defined in my Employment Agreement), including, but not limited to, the recent material diminution and reduction in my responsibilities and authority in connection with my employment by Newtek Business Services, Inc. (“Newtek”), I hereby resign as Newtek’s Chief Financial Officer and as a member of Newtek’s Board of Directors, effective immediately.

Sincerely,

/s/ Brian A. Wasserman
Brian A. Wasserman

cc:	Mr. Jeffrey Rubin, President
Mr. Christopher Payan, Chairman, Audit Committee
Matthew G. Ash, Esq.